UNITED  STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20549

                                  SCHEDULE  13D
                    UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934


                          NEW  MEDIUM  ENTERPRISES,  INC.
                                (NAME  OF  ISSUER)

                                  COMMON  STOCK
                         (TITLE  OF  CLASS  OF  SECURITIES)

                                    64704E104
                                 (CUSIP  NUMBER)

                         New Medium Enterprises, Inc.
                            MAHESH JAYANARAYAN, CEO
                                  195 The Vale
                                 London W3 7QS
                            Tel: 011 44 208 746 2018
                            Fax: 011 44 208 749-8025



                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED  TO  RECEIVE  NOTICES  AND  COMMUNICATIONS)

                              September 1, 2005

 (DATE  OF  EVENT  WHICH  REQUIRES  FILING  OF  THIS  STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX. [ ]

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP  NO.   64704E104

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   May  Ltd.  Nevis,  West  Indies                     N.A.
   Southwark  Properties,  Corp.  Nevis  West  Indies   N.A.


--------------------------------------------------------------------------------
2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP (SEE INSTRUCTIONS)
   (A)
   (B)  X
--------------------------------------------------------------------------------
3.  SEC  USE  ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

     On January 20, 2004-- 23,304,429 shares were issued to May Ltd. and 5,822,278 shares were issued to Southwark Properties. These shares were issued in exchange for the acquisition of intellectual property assets acquired from Multidisk Ltd. See 8k Report January 20, 2004.

On April 7, the company issued to May Ltd 10,000,000 shares of its common stock a t a price of $0.02 cents per share for an aggregate purchase price of $200,000. May Ltd. paid for the shares out of corporate funds.

On September 1, 2005, May Ltd., in exchange of services rendered, received 3,750,000 options to purchase an equal number of common shares exercisable at
..04 cents per share.   The options are valid until August 31, 2010.

PF
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) NA
--------------------------------------------------------------------------------
6.  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

Nevis,  West  Indies

Both  May  Ltd  and  Southwark  Properties  have  the same place of organization
--------------------------------------------------------------------------------
NUMBER  OF SHARES BEFECIALLY OWNED BY EACH REPORTING PERSON

January 20, 2004

 7.    (i)  33,304,429  May Ltd.
       (ii)  5,822,278   Southwark Properties

Options to purchase 3,750,000 Common Shares at .04 cents per share. Options Are valid until August 31, 2010.


   AGGREGATE  SHARES  OWNED BY REPORTING PERSON:

Common shares:

 33,304,429   May Ltd.
  5,822,278   Southwark  properties
Total  39,126,707

Options to Purchase Common Shares:

 3,750,000 Options to Purchase an equal number of Common Shares @ 0.04 cents Per share.


Ann Kallgren is the sole beneficiary of both entities.




     REPORTING
     --------------------------------------------------------------- PERSON WITH
     8. SHARED VOTING POWER - Victor Danenza spouse to Ann Kallgren.

                 ---------------------------------------------------------------
                     9.  SOLE  DISPOSITIVE  POWER
                         MAY LTD.   33,409,429   (I) 25.32%
                         SOUTHWARK PROPERTIES    5,822,279  (II) 4.4%

                 ---------------------------------------------------------------
                    10.  SHARED  DISPOSITIVE  POWER   None

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. BENEFICIAL OWNER OF MAY LTD. AND SOUTHWARK PROPERTIES CORP.


 MAY LTD.                  33,409,429  (I) 25.32%
 SOUTHWARK PROPERTIES    5,822,279  (II) 4.4%

OPTIONS                    3,750,000


--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

MAY LTD.                 33,409,429  (I) 25.32%
SOUTHWARK PROPERTIES    5,822,279  (II) 4.4%

Total percent of common 29.72%

OPTIONS:                 3,750,000

--------------------------------------------------------------------------------
14.  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)
CO-   May Ltd.

--------------------------------------------------------------------------------

ITEM  1.   SECURITY  AND  ISSUER

     This statement relates to the common stock, ($.0001) par value of New Medium Enterprises, Inc., a Nevada corporation (the "issuer"). The principal executive offices of the issuer is located at 195 The Vale, London, UK W37QS.

ITEM  2.   IDENTITY  AND  BACKGROUND

          (A)  Name-  May  Ltd
                Southwark  Properties  Corp.

          (b)  Residence  or  Business  Address-  P.O.  Box  556
                Main  Street,  Charlestown,  West Indies
               (Same  address  for  both  entities)

          (c) Present principal occupation or employment and the name, principal business and address of any corporation - may ltd.

(D)  NO

          (E)  NO

          (F)  CITIZENSHIP-  NEVIS,  WEST  INDIES

ITEM  3.   SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

On January 13, 2004 23,409,429 shares were issued pursuant to New Medium Enterprises, Inc. Acquisition of Multidisk Ltd.

April 7, 2005 the company issued 10,000,000 shares of its common stock to may Ltd., at a price of $0.02 cents per share for an aggregate purchase price of $200,000.


ITEM  4.   PURPOSE  OF  TRANSACTION

(A) 23,409,429 initial shares were acquired pursuant to an agreement between Multidisk Ltd., and New Medium Enterprises, inc. Executed on January 13, 2004.

April  7,  2005  the company issued 10,000,000 shares of its common stock to May
Ltd., at a price of $0.02 cents per share for an aggregate purchase price of $200,000.

On September 1, 2005, May Ltd. received 3,750,000 options to purchase an equal
number of common shares exercisable at .04 cents per share.   The options are
valid until September  2010.


ITEM  5.   INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a) (i) May Ltd. is the beneficiary of 33,304,429 shares. ii) Southwark Properties is the beneficiary of 5,822,278. Reporting person aggregate 39,126,107. Ann Kallgren is the sole beneficiary of both entities.
On September 1, 2005, May Ltd. received options to purchase 3,750,000 Common Shares at .04 cents per share. Options expire August 31, 2010.

     (b) Victor Denenza is the spouse of Ann Kallgren. Mr. Danenza shares control over the shares with his spouse Ann Kallgren.

(c) J. Hester is a director of both corporations.

(D) N/A (E) N/A

ITEM  6.

ITEM  7.   MATERIAL  TO  BE  FILED  AS  EXHIBITS  -

None

                                    SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


DATE:  December 3,  2005


SIGNATURE:  /S/  ANN  KALLGREN,  BENEFICIARY
                 J.  HESTER,  DIRECTOR

NAME/TITLE

THE ORIGINAL STATEMENT SHALL BE SIGNED BY EACH PERSON ON WHOSE BEHALF THE STATEMENT IS FILED OR HIS AUTHORIZED REPRESENTATIVE. IF THE STATEMENT IS SIGNED ON BEHALF OF A PERSON BY HIS AUTHORIZED REPRESENTATIVE (OTHER THAN AN EXECUTIVE OFFICER OR GENERAL PARTNER OF THE FILING PERSON), EVIDENCE OF THE REPRESENTATIVE'S AUTHORITY TO SIGN ON BEHALF OF SUCH PERSON SHALL BE FILED WITH THE STATEMENT: PROVIDED, HOWEVER, THAT A POWER OF ATTORNEY FOR THIS PURPOSE WHICH IS ALREADY ON FILE WITH THE COMMISSION MAY BE INCORPORATED BY REFERENCE. THE NAME AND ANY TITLE OF EACH PERSON WHO SIGNS THE STATEMENT SHALL BE TYPED OR PRINTED BENEATH HIS SIGNATURE.